
07003052



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 65845 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Candlewood Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10-1/2 E. Washington Street
(No. and Street)

Cleveland (City) OH (State) 44022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Vogelgesang (440) 247-2800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G Financial Services, Inc.
(Name – *if individual, state last, first, middle name*)

32125 Solon Road (Address) Solon (City) OH (State) 44139 (Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/8

AB 3/8

# CANDLEWOOD SECURITIES LLC

***FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION***
***(With Independent Auditors' Report)***

***FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005***

**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

**ANNUAL AUDIT REPORT**

For the Period from January 1, 2006 to December 31, 2006

Candlewood Securities LLC
**(Name of Respondent)**

10 ½ E. Washington Street
Cleveland, Ohio 44022
**(Address of Principal Executive Office)**

Mr. William Vogelgesang
Candlewood Securities LLC
10 ½ E. Washington Street
Cleveland, Ohio 44022
(440) 247-2800
**(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)**

# OATH OR AFFIRMATION

I, William Vogelgesang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Candlewood Securities LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Executive Vice President and Treasurer

Title

**DEBORAH LIPSTREU**
**Notary Public, State of Ohio**
**My commission expires 10-28-07**

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CANDLEWOOD SECURITIES LLC

## TABLE OF CONTENTS

**SS&G** *Financial Services*
*Certified Public Accountants & Advisers*

**Cleveland Office**
32125 Solon Road
Suite 200
Cleveland, Ohio 44139
(440) 248-8787
fax (440) 248-0841
www.SSandG.com

## Independent Auditors' Report

To the Members
Candlewood Securities LLC

We have audited the accompanying statements of financial condition of Candlewood Securities LLC as of December 31, 2006 and 2005, and the related statements of income (loss), changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Candlewood Securities LLC at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

*Providing the services that bring solutions.*



S S + G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
February 8, 2007

**CANDLEWOOD SECURITIES LLC**

## STATEMENTS OF FINANCIAL CONDITION

| | DECEMBER 31, | |
|---|---|---|
| | **2006** | 2005 |
| **ASSETS** | | |
| Cash | $ **20,632** | $ 18,136 |
| Prepaid expense | **4,679** | 5,144 |
| TOTAL ASSETS | $ **25,311** | $ 23,280 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Accounts payable | $ - | $ 620 |
| TOTAL LIABILITIES | - | 620 |
| MEMBERS' EQUITY | **25,311** | 22,660 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ **25,311** | $ 23,280 |

*See accompanying notes to financial statements.*

**CANDLEWOOD SECURITIES LLC**

## STATEMENTS OF INCOME (LOSS)

| | FOR THE YEARS ENDED DECEMBER 31, | |
|---|---|---|
| | **2006** | 2005 |
| REVENUES | **$ -** | $ - |
| OPERATING EXPENSES | **12,349** | 9,204 |
| NET LOSS | **$ (12,349)** | $ (9,204) |

*See accompanying notes to financial statements.*

CANDLEWOOD SECURITIES LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

| | | |
|---|---|---|
| Balance, January 1, 2005 | $ | 31,864 |
| Net Loss | | (9,204) |
| Balance, December 31, 2005 | | 22,660 |
| Contributions | | 15,000 |
| Net Loss | | (12,349) |
| Balance, December 31, 2006 | $ | 25,311 |

*See accompanying notes to financial statements.*

## CANDLEWOOD SECURITIES LLC

## STATEMENTS OF CASH FLOWS

| | FOR THE YEARS ENDED DECEMBER 31, | |
|---|---|---|
| | **2006** | 2005 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | **$ (12,349)** | $ (9,204) |
| Adjustments to reconcile net loss to net cash used in operations | | |
| (Increase) decrease in: | | |
| Prepaid expense | **465** | (4,824) |
| Increase (decrease) in: | | |
| Accounts payable | **(620)** | 620 |
| NET CASH USED IN OPERATING ACTIVITIES | **(12,504)** | (13,408) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Members' contributions | **15,000** | - |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | **15,000** | - |
| NET INCREASE (DECREASE) IN CASH | **2,496** | (13,408) |
| CASH, beginning of year | **18,136** | 31,544 |
| CASH, end of year | **$ 20,632** | $ 18,136 |

*See accompanying notes to financial statements.*

## NOTE A - Summary of significant accounting policies

*Business activity*
Candlewood Securities LLC (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934.

The Company was formed on September 9, 2002, as an Ohio limited liability company; as such, its members possess limited personal liability for obligations of the Company. The Company will continue to exist perpetually unless terminated earlier by agreement of the members.

As a member of the National Association of Securities Dealers, Inc. (NASD), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(i) of that Rule.

The Company is required to maintain a minimum net capital balance (as defined) of $5,000, pursuant to the SEC's Uniform Net Capital rule 15c3-1. The Company's net capital balance was $20,632 and $17,516 at December 31, 2006 and 2005, respectively. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 0 to 1 at December 31, 2006 and 2005.

*Basis of accounting*
The Company prepares its financial statements on the accrual basis of accounting according to generally accepted accounting principles.

*Income taxes*
The Company, with the consent of its members, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

*Use of estimates*
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## NOTE B - Related party

Candlewood Partners, Inc. and Candlewood Partners, LLC are related parties by common ownership. The Company has a services agreement with both related parties. During 2006 and 2005, there were no transactions relating to the services agreement.

SS&G Financial Services
Certified Public Accountants & Advisers

Cleveland Office
32125 Solon Road
Suite 200
Cleveland, Ohio 44139
(440) 248-8787
fax (440) 248-0841
www.SSandG.com

## Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members
Candlewood Securities LLC

We have audited the accompanying financial statements of Candlewood Securities LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated February 8, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S S + G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
February 8, 2007

**CANDLEWOOD SECURITIES LLC**

# SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

## DECEMBER 31, 2006

### NET CAPITAL

| | | |
|---|---|---|
| Total members' equity from statement of financial condition | $ | 25,311 |
| Deductions and/or charges | | |
| Nonallowable assets: Prepaid expense | | 4,679 |
| Net capital before haircuts on security positions | | 20,632 |
| Haircuts on securities | | - |
| **NET CAPITAL** | $ | 20,632 |

### AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total liabilities from statement of financial condition | $ | - |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum net capital required (6-2/3% of Total Aggregate Indebtedness) | $ | - |
| Minimum dollar required net capital | $ | 5,000 |
| Net capital requirement | $ | 5,000 |
| **EXCESS NET CAPITAL** | $ | 15,632 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 0.0 to 1.0 |
| EXCESS CAPITAL AT 1000% | $ | 20,632 |

Reconciliation with Company's computation of net capital as presented in Part II of Form X-17A-5 as of December 31, 2006:

| | | |
|---|---|---|
| Net Capital as reported in Company's Part II (unaudited) FOCUS report | $ | 20,636 |
| Audit adjustments - other | | (4) |
| Net Capital as reported above | $ | 20,632 |

# CANDLEWOOD SECURITIES LLC

## SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

## DECEMBER 31, 2006

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of rule 15c3-3 under Section (k)(2)(i) of the rule.

SS&G Financial Services
*Certified Public Accountants & Advisers*

## Supplemental Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

**Cleveland Office**
32125 Solon Road
Suite 200
Cleveland, Ohio 44139
(440) 248-8787
fax (440) 248-0841
www.SSandG.com

To the Members
Candlewood Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Candlewood Securities LLC, for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

*Providing the services that bring solutions.*



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS&G Financial Services
Certified Public Accountants & Advisers
www.SSandG.com

S S + G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
February 8, 2007



END